UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.9)*

Perceptron, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71361F100
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Discovery Fund, LP 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

_________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

987,091

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

987,091

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

987,091

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AP

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

987,091

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

987,091

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

987,091

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AP

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,026,559

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

1,026,559

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,026,559

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

14.	TYPE OF REPORTING PERSON*

IA, CO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AP

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,026,559

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

1,026,559

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,026,559

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AP

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

987,091

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

987,091

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

987,091

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AP

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

987,091

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

987,091

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

987,091

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AP

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,026,559

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

1,026,559

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,026,559

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	71361F100

Item 1.	Security and Issuer.

The name of the issuer is Perceptron, Inc., a Michigan corporation (the "Issuer"). The address of the Issuer's principal executive offices is 47827 Halyard Drive, Plymouth, Michigan, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the "Fund"), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the "Fund GP"), (iii) Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"), (iv) Harbert Management Corporation, an Alabama corporation ("HMC"), (v) Jack Bryant, a United States citizen, (vi) Kenan Lucas, a United States citizen and (vii) Raymond Harbert, a United States citizen (collectively the "Reporting Persons").

	(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

	(c)	Kenan Lucas is the Managing Director and Portfolio Manager of the Fund GP, which serves as the general partner of the Fund. Jack Bryant is a Senior Advisor to the Fund, and a Vice President and Senior Managing Director of HMC. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Fund GP. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Fund with certain operational and administrative services. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by Harbert Discovery Fund, LP is approximately $4,688,874.

Item 4.	Purpose of Transaction.

This item is hereby amended to add the following:

On September 27, 2020, the Fund entered into a Voting and Support Agreement (the “Support Agreement”) with Atlas Copco (“Atlas”), pursuant to which the Fund agreed, among other things, to vote its Shares in favor of the approval of an Agreement and Plan of Merger and Reorganization among the Issuer and Atlas (the “Merger Agreement”), against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, postpone, prevent or delay the consummation of, the transactions contemplated by the Merger Agreement. The Support Agreement is attached hereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)

As of the date hereof, HFA, HMC and Raymond Harbert may be deemed to be the beneficial owners of 1,026,559 Shares, which constitutes 10.5% of the Shares, and the Fund GP, the Fund, Jack Bryant and Kenan Lucas may be deemed to be the beneficial owners of 987,091 Shares, which constitutes 10.1% of the Shares, based upon 9,763,675* shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,026,559 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,026,559 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,026,559 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,026,559 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 987,091Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 987,091 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 987,091 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 987,091 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 987,091 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 987,091Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 987,091 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 987,091Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,026,559 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,026,559 Shares.

There have been no transactions by the Reporting Persons in the Shares within the last 60 days.

* This outstanding Shares figure reflects the number of outstanding Shares as of September 24, 2020 as reported in the Issuer’s Form 10-K dated September 28, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Voting and Support Agreement, the Standstill Agreement, the private stock purchase agreement, the Non-Disclosure Agreement and the Joinder Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

In connection with his service as a Director of the Issuer, Jack Bryant has been issued 8,000 stock options. The options have a three-year vesting schedule whereby one-third of the options vested on each of September 1, 2017, September 1, 2018, and September 1, 2019. The options are exercisable for a period of ten years from September 1, 2016, the date of the grant, unless earlier terminated due to the termination of Jack Bryant’s service as a director of the issuer. These options and the 31,468 Shares beneficially owned solely by HFA are held for the benefit of the investors of the Fund.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Voting and Support Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2020
(Date)

Harbert Discovery Fund, LP*

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC*

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

By:	/s/ Jack Bryant*
Jack Bryant

By:	/s/ Kenan Lucas*
Kenan Lucas*

By:	/s/ Raymond Harbert*
Raymond Harbert*

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Amendment to Schedule 13D, dated September 29, 2020, relating to the Common Stock, $0.01 par value of Perceptron, Inc. shall be filed on behalf of the undersigned.

September 29, 2020
(Date)

Harbert Discovery Fund, LP*

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and General Counsel

By:	/s/ Jack Bryant
Jack Bryant

By:	/s/ Kenan Lucas
Kenan Lucas

By:	/s/ Raymond Harbert
Raymond Harbert

Exhibit B

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is entered into as of September 27, 2020, by and among Atlas Copco North America LLC, a Delaware limited liability company (“Parent”) and each Person set forth on Schedule T hereto (each such Person, a “Shareholder”, and, collectively, the “Shareholders”).

WHEREAS, as of the date hereof, each Shareholder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) (including the power to dispose of (or to direct the disposition of) and the power to vote (or to direct the voting of)) the number of shares of common stock, par value $0.01 per share (the “Shares”), of the Company set forth opposite the name of such Shareholder on Schedule I hereto;

WHEREAS, concurrently herewith, Parent, Odyssey Acquisition Corp., a Michigan corporation (“Merger Subsidiary”), and Perceptron, Inc., a Michigan corporation (the “Company”) are entering into the Agreement and Plan of Merger (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”); and

WHEREAS, the board of directors of the Company (the “Board”) at a meeting duly called and held has unanimously (i) determined that it is advisable and in the best interests of the Company and its shareholders to engage in a transaction whereby Merger Subsidiary will be merged with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement; (ii) that the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to and in the best interests of the Company and its shareholders; (iii) declared it advisable to enter into the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement; (iv) approved and declared advisable the Merger and the other Transactions; and (v) resolved to recommend approval of this Agreement by the shareholders of the Company;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement:

(a)       “Acquisition Proposal” has the meaning set forth in the Merger Agreement.

(b)       “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes hereof “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

(c)       “Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America or Stockholm, Sweden are authorized or required by Law to close

(d)       “Constructive Disposition” means, with respect to any Subject Shares, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative, swap, “put-call,” margin, securities lending or other transaction that has or reasonably would be expected to have the effect of changing, limiting, arbitraging or reallocating the economic benefits and risks of ownership of such security.

(e)       “Company Shareholder Meeting” has the meaning set forth in the Merger Agreement.

(f)       “Contract” means any contract, agreement, license, note, bond, mortgage, indenture, lease or other binding instrument or binding commitment, written or oral.

(g)       “Exchange Act” means the Securities Exchange Act of 1934.

(h)       “Governmental Entity” means (a) any national, federal, state, county, municipal, local or foreign government, or other political subdivision; (b) any governmental agency, authority, board, bureau, commission, department or instrumentality; (c) any court or administrative tribunal; (d) any non-governmental agency, tribunal or entity that is vested by a governmental agency with applicable jurisdiction, including any quasi-regulatory body, such as Nasdaq; or (e) any arbitration tribunal or other similar non-Governmental Entity with applicable jurisdiction.

(i)       “Law” means any federal, state, local, foreign or international law (including common law), treaty, convention, statute, code, ordinance, rule, interpretation, regulation, standard, order, writ, judgment, decision, injunction, decree, stipulation, determination, ruling, verdict or award of any Governmental Entity having applicable jurisdiction or other similar binding requirement of a Governmental Entity having applicable jurisdiction.

(j)       “Proceeding” means any proceeding, claim, action, cause of action, demand, suit, arbitration, mediation, inquiry, audit, notice of violation, litigation, summons, governmental order, lien, settlement, judgment, encumbrance, fine, award, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether in law or in equity and, with respect to intellectual property rights, any (a) opposition, cancellation, interference, reexamination, review or other proceeding, (b) investigation or other challenge or (c) offer to take a license.

(k)       “MBCA” means the Michigan Business Corporation Act.

(l)       “Merger Consideration” has the meaning set forth in the Merger Agreement.

(m)       “Permitted Transfer” means a transfer of Subject Shares by a Shareholder (i) to any person or entity if and solely to the extent required by any non-consensual, final and non-

appealable injunction, order, judgment or decree of any Government Entity or (ii) as Parent may agree in writing in its sole and absolute discretion.

(n)       “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(o)       “Representatives” means a Person’s directors, officers, employees, accountants, consultants, legal counsel, investment bankers, brokers, advisors, agents and other representatives.

(p)       “Subject Shares” means, with respect to any Shareholder, the Shares set forth next to the name of such Shareholder on Schedule I hereto, together with any other shares of capital stock of the Company that are directly or indirectly acquired by such Shareholder prior to the termination of this Agreement in accordance with the terms hereof.

(q)       “Subsidiary” means, with respect to any Person, any corporation or other legal entity (a) of which such Person controls (either alone or through or together with one or more other Subsidiaries) more than 50% of the capital stock or other ownership interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or (b) the management of which is otherwise controlled, directly or indirectly by such Person.

(r)       “Superior Proposal” has the meaning set forth in the Merger Agreement.

ARTICLE II
VOTING AGREEMENT

Section 2.1 Agreement to Vote the Subject Shares.

(a)       From and after the date hereof until the termination of this Agreement in accordance with Section 5.1 hereof, at the Company Shareholder Meeting or any other meeting of the Company’s shareholders (or, in each case, any adjournment or postponement thereof), however called, each Shareholder agrees to take the following actions (or to cause the applicable holder of record of its Subject Shares to take the following actions):

(i)       to appear and be present (in person or by proxy, in accordance with the Company’s bylaws) at the Company Shareholder Meeting or any other meeting of the Company’s shareholders (or, in each case, any adjournment or postponement thereof) or otherwise cause the Subject Shares to be counted as present thereat for the purposes of establishing a quorum;

(ii)       to affirmatively vote and cause to be voted all of its Subject Shares in favor of (“for”) the adoption of the Merger Agreement and the approval of the Transactions, including the Merger, to the extent that such matters are submitted for a vote at the Company Shareholder Meeting or any other meeting of the Company’s shareholders (or, in each case, any adjournment or postponement thereof);

(iii)       to affirmatively vote and cause to be voted all of its Subject Shares in favor of (“for”) any proposal in respect of which the Board has determined is reasonably necessary to facilitate any of the transactions contemplated by the Merger Agreement; and

(iv)       to vote and cause to be voted all of its Subject Shares against, and not provide any written consent with respect to or for, the adoption or approval of (1) any Acquisition Proposal (and the transactions contemplated thereby), whether or not constituting a Superior Proposal, (2) any action, transaction or agreement to be taken, consummated or entered into by the Company that, if so taken, consummated or entered into by the Company would, or would reasonably be expected to, result in (x) a breach by the Company of any covenant, representation, warranty or other obligations of the Company set forth in the Merger Agreement or (y) the failure of any of the conditions to the obligations of Parent or Merger Subsidiary to consummate the Merger and the other transactions contemplated by the Merger Agreement set forth in Sections 9.01 and 9.02 of the Merger Agreement, and (3) any agreement (including, without limitation, any amendment, waiver, release from, or non-enforcement of any agreement), any amendment, supplement, modification or restatement of the Company’s articles of incorporation or bylaws, or any other action (or failure to act), to the extent such agreement, amendment, supplement, modification or restatement or other action or failure to act is intended or would reasonably be expected to prevent, interfere with, impair or delay the consummation of the Merger or the Transactions.

(b)       Each Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would violate, or prevent, impair or delay such Shareholder from perfoiming such Shareholder’s obligations under, the provisions and agreements set forth in this ARTICLE II.

(c)       Each Shareholder agrees, from time to time, and without additional consideration, to execute and deliver such additional proxies, documents, and other instruments, including executing any proxy and appointing Parent as its attorney-in-fact as Parent may request to effect Section 2.1(a), and to take all such further action as Parent may reasonably request to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE III
STANDSTILL, NON-SOLICITATION AND SUPPORT

Section 3.1 Standstill in Respect of Subject Shares. Each Shareholder hereby agrees that, from and after the date hereof until the termination of this Agreement in accordance with Section 5.1 hereof, such Shareholder shall not, directly or indirectly, except as specifically requested or approved by Parent in writing:

(a)       sell, transfer (including by operation of Law), exchange, gift, tender, pledge, encumber, assign or otherwise dispose of (including, without limitation, any Constructive Disposition) (collectively, a “Transfer”), or enter into any contract, option or other agreement with respect to a Transfer of, any or all of such Shareholder’s Subject Shares (or any right, title or interest thereto or therein), except pursuant to a Permitted Transfer;

(b)       deposit any of such Shareholder’s Subject Shares into a voting trust, grant any proxies or enter into any tender, voting agreement, power of attorney, voting trust or other agreement with respect to any of such Shareholder’s Subject Shares to, directly or indirectly, grant a proxy or power of attorney or give instructions with respect to the voting of such Shareholder’s Subject Shares in a manner that is inconsistent with this Agreement or the Merger Agreement, or otherwise take any action with respect to such Shareholder’s Subject Shares that would in any way restrict, limit or interfere with the performance of such Shareholder’s covenants and obligations hereunder or the Merger, the other Transactions contemplated by the Merger Agreement or the transactions contemplated hereby;

(c)       acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any material assets of the Company or any of its Subsidiaries;

(d)       make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) to vote any voting securities of the Company to (i) not adopt the Merger Agreement or (ii) approve any other matter that if approved would reasonably be expected to prevent, interfere with, impair or delay the consummation of the Transactions;

(e)       make any public announcement with respect to, or submit a proposal for, or offer for (with or without conditions), any extraordinary transaction involving the Company or its subsidiaries or its and its subsidiaries’ securities or material assets, except as required by Law;

(f)       form, join or in any way participate in a “group” (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of the actions expressly described in any of clauses (a) through (e) of this Section 3.1; or

(g)       agree (whether or not in writing) to take any of the actions referred to in this Section 3.1.

Any action taken in violation of this Section 3.1 shall be null and void ab initio.

Section 3.2 Additional Subject Shares. Until the termination of this Agreement in accordance with Section 5.1 hereof, each Shareholder shall promptly notify Parent of the number of Shares as to which such Shareholder acquires record or beneficial ownership after the date hereof. Any Shares as to which such Shareholder acquires record or beneficial ownership after the date hereof and prior to termination of this Agreement shall be Subject Shares, as applicable, for purposes of this Agreement. In the event of a stock split, stock dividend, or any change in the Shares by reason of any stock split, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or interests or similar occurrence, the term “Subject Shares” shall be deemed to refer to and include any Shares or other shares of capital stock which are received by a Shareholder in any such transaction.

Section 3.3 Acquisition Proposals.

(a)       From the date hereof until the termination of this Agreement in accordance with Section 5.1 hereof, each Shareholder shall not, shall cause its Affiliates and Representatives not to, directly or indirectly:

(i)       solicit, initiate, propose, induce, or take any action to knowingly facilitate, assist or encourage, any Acquisition Proposal or any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal;

(ii)       disclose any information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company to any Person in relation to any Acquisition Proposal or any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal;

(iii)       conduct, participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal or any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal;

(iv)       terminate, waive, amend or modify any provision of, or grant permission under, any standstill, confidentiality agreement or similar Contract to which the Company or any Subsidiary of the Company is a party;

(v)       enter into, any merger agreement, letter of intent, term sheet, agreement in principle, memorandum of understanding, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting, relating to or that is intended to or is reasonably likely to lead to an Acquisition Proposal (an “Alternative Acquisition Agreement”), or enter into any Contract or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions, or resolve or agree to take any of the foregoing actions;

(vi)       approve or recommend, or declare advisable or propose to enter into, any Alternative Acquisition Agreement or any Contract or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions;

(vii)       take any action not explicitly permitted by this Agreement that would be inconsistent with its approval of the Merger;

(viii)       approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; or

(ix)       take any other action, directly or indirectly, that would in any way result in a breach or violation of the provisions of Section 6.03 of the Merger Agreement.

(b)       Each Shareholder shall, and shall causes its Subsidiaries to, and shall direct its and their Representatives to, cease immediately and cause to be terminated immediately all activities, solicitation, encouragement, discussions and negotiations, if any, with any Persons conducted prior to the date hereof with respect to any Acquisition Proposal or any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal.

(c)       From the date hereof until the termination of this Agreement in accordance with Section 5.1 hereof, each Shareholder shall promptly (but in no case later than 36 hours) (i) notify Parent of (A) any Acquisition Proposal, (B) any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (C) any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries; (ii) provide Parent with the identity of the Person making such Acquisition Proposal, offer, proposal, inquiry or indication of interest or request; (iii) provide Parent with a copy of any written Acquisition Proposal, offer, proposal, inquiry or indication of interest (or amendments, supplements or written communication thereto) or, if not in writing, a written description of the material terms thereof; (iv) keep Parent reasonably informed of the status of any discussions or negotiations with such a third party and any material changes to the terms and conditions of any such Acquisition Proposal, offer, proposal, offer or indication of interest; and (v) deliver to Parent a copy of any information delivered to such Person that it knows has not previously been delivered by the Company to Parent. No Shareholder shall enter into any Contract with any Person that prohibits it from providing the information described in this Section 3.03(c) to Parent, provided that nothing in this Section 3.3(c) shall require a Representative of a Shareholder who is a director of the Company to take any of the foregoing actions with respect to information he receives in his capacity as a director of the Company.

(d)       For the avoidance of doubt, nothing in this Agreement shall require any Shareholder to vote, cause to be voted or otherwise consent to any amendment to the Merger Agreement that decreases the amount or changes the form of the Merger Consideration.

(e)       Any violation or breach of the restrictions or obligations set forth in this Section 3.3 by any Representative of a Shareholder acting on behalf of or at the direction of such Shareholder shall be deemed to be a breach of this Section 3.3 by the Shareholder. For the purposes of this Section 3.3, the Company will not be deemed to be a Representative or Affiliate of any Shareholder. For the avoidance of doubt, nothing in this Section 3.3 shall affect in any way the obligations of any Person (including the Company) under the Merger Agreement.

Section 3.4 Support. Each Shareholder shall not, and shall cause its Representatives and Affiliates not to, take or agree to take or commit to take any action with the intent of, or for the purpose of or that would reasonably be expected to have the effect of, in each case in whole or in part, materially preventing or delaying the consummation of, or materially impairing the ability of any party to consummate, the Transactions.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Section 4.1 Each Shareholder hereby represents and warrants to Parent as follows:

(a)       Authority; Binding Nature. Such Shareholder has all requisite power and authority to (i) execute and deliver this Agreement, (ii) perform its covenants and obligations hereunder and (iii) consummate the transactions contemplated hereby to be consummated by such Shareholder. The execution and delivery of this Agreement by such Shareholder, the performance of such Shareholder’s covenants and obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby to be consummated by such Shareholder have been duly and validly authorized by all necessary action on the part of such Shareholder, and no additional actions are necessary to authorize (i) the execution and delivery of this Agreement bysuch Shareholder; (ii) the performance by such Shareholder of its covenants and obligations hereunder; or (iii) the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

(b)       Ownership of Shares. As of the date hereof, the Shareholders beneficially own the Shares set forth opposite the names of such Shareholders on Schedule I hereto free and clear of any proxy, voting restriction, adverse claim or other lien, except for transfer restrictions of general applicability as may be provided under the Securities Act and state securities laws. The Shareholders have the sole power to vote (or cause to be voted) the Subject Shares, the sole power to dispose of the Subject Shares and good and valid title to the Subject Shares. As of the date hereof, none of the Shares are subject to any voting trust or other agreement with respect to the voting of the Shares and there are no agreements or arrangements of any kind, contingent or otherwise, obligating the Shareholders to Transfer the Shares. As of the date hereof, other than the Shares, the Shareholders do not own, beneficially or of record, (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights (including any subscriptions, warrants, calls, stock appreciation rights, commitments or agreements of any character) to acquire from the Company or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

(c)       No Conflicts. The execution and delivery of this Agreement by such Shareholder does not, the performance of such Shareholder’s covenants and obligations hereunder and compliance with the terms hereof will not, and the consummation by such Shareholder of the transactions contemplated hereby will not conflict with, require any payment or consent under, or result in any violation of, or default (with or without notice or lapse of time, or both) under or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any lien or encumbrance upon any of the properties or assets of such Shareholder under, any provision of (i) the organizational documents of such Shareholder, (ii) any Contract which such Shareholder is a party or by which any of their respective properties or assets is bound or (iii) any Law or order applicable to such Shareholder or its respective properties or assets.

(d)       Absence of Litigation. As of the date hereof, except as would not, individually or in the aggregate, prevent, interfere with, impair or materially delay such Shareholder’s ability to consummate the transactions contemplated hereby or have a material adverse effect on the ability of such Shareholder to fully perform its respective covenants and obligations pursuant to this Agreement, there is no Proceeding pending or, to such Shareholder’s knowledge, threatened against or involving or affecting, such Shareholder, its Subject Shares or its properties or assets. Such Shareholder is not subject to any order of any kind or nature that individually or in the aggregate, prevent, interfere with, impair or materially delay the consummation of the Transactions or the transactions contemplated hereby or have a material adverse effect on the ability of such Shareholder to fully perform its respective covenants and obligations pursuant to this Agreement.

(e)       Brokers. No broker, investment banker, financial advisor, finder, agent or other Person retained by a Shareholder is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by the Company, Parent or any of their respective Subsidiaries in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of such Shareholder.

(f)       Reliance by Parent. Such Shareholder acknowledges and agrees that it has had the opportunity to review this Agreement and the Merger Agreement with counsel and other professional advisors of its own choosing. Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement. Such Shareholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other Transactions.

Section 4.2 Parent hereby represents and warrants to the Shareholders as follows:

(a)       Authority; Binding Nature. Parent has all requisite power and authority to (a) execute and deliver this Agreement, (b) perform its covenants and obligations hereunder and consummate the transactions contemplated hereby to be consummated by Parent. The execution and delivery of this Agreement by Parent, the performance of Parent’s covenants and obligations hereunder and the consummation by Parent of the transactions contemplated hereby to be consummated by Parent have been duly and validly authorized by all necessary action on the part of Parent, and no additional actions arc necessary to authorize (i) the execution and deli very of this Agreement by Parent; (ii) the performance by Parent of its covenants and obligations hereunder; or (iii) the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Shareholders) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

(b)       No Conflicts. The execution and delivery of this Agreement by Parent does not, the performance of Parent’s covenants and obligations hereunder and compliance with the terms hereof will not, and the consummation by Parent of the transactions contemplated hereby will not conflict with, require any payment or consent under, or result in any violation of, or default (with or without notice or lapse of time, or both) under or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any lien or encumbrance upon any of the properties or assets of Parent under, any provision of (i) the organizational documents of Parent, (ii) any Contract which Parent is a party or by which any of their respective properties or assets is bound or (iii) any Law or order applicable to Parent or its properties or assets.

ARTICLE V
TERMINATION

Section 5.1 Termination.

(a)       This Agreement shall terminate, without further action by any of the parties hereto, immediately upon the earliest to occur of:

(i)       the termination of this Agreement by mutual written consent of Parent and each of the Shareholders;

(ii)       the termination of the Merger Agreement in accordance with its terms; or

(iii)       the consummation of the Merger.

(b)       Subject to Section 5.1(c), upon termination of this Agreement in accordance with this Section 5.1(a), this Agreement shall be deemed null and void and shall have no further force or effect and there shall be no liability or obligation hereunder on the part of Parent or any of its Affiliates.

(c)       Notwithstanding Section 5.1(a), termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at Law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement prior to such termination. The provisions of this ARTICLE V and ARTICLE VI hereof shall survive the termination of this Agreement. Unless this Agreement has been terminated in accordance with Section 5.1(a), the obligations of the Shareholders hereunder shall apply whether or not the Merger Agreement, the Merger or any action described herein is recommended by the Board (or any committee thereof) or there is an Adverse Recommendation Change. Notwithstanding anything contained herein to the contrary, if a Shareholder or a Shareholder Representative is a director of the Company, nothing in this Agreement shall limit, restrict or affect the ability of such director to exercise applicable fiduciary duties as a director of the Company or limit or affect any actions taken by such director in such director’s capacity as a director of the Company.

ARTICLE VI
MISCELLANEOUS

Section 6.1 Appraisal Rights; Claims.

(a)       To the extent permitted by applicable Law, each Shareholder hereby irrevocably waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger and the other transactions contemplated by the Merger Agreement that such Shareholder may have under applicable Law.

(b)       Each Shareholder agrees (on its own behalf and on behalf of its successors-in-interest, transferees or assignees) to forego participation as a plaintiff or member of a plaintiff class in any action (including any class action) with respect to any claim, direct, derivative or otherwise, relating to the negotiation, execution or delivery of the Merger Agreement or the consummation of the Merger.

Section 6.2 Documentation and Information. Each Shareholder (i) consents to and authorizes the publication and disclosure by Parent of its identity and holdings of the Subject Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement, in any press release or any proxy statement or other disclosure document required in connection with the Merger or any transactions contemplated by the Merger Agreement, and (ii) will give to Parent, as promptly as practicable after such Shareholder receives a written request therefor from Parent, any information reasonably related to the foregoing as it may reasonably require for the preparation of any such disclosure documents. Each Shareholder will notify Parent, as promptly as practicable, of any required corrections with respect to any written information supplied by such Shareholder specifically for use in any such disclosure document, if and to the extent such Shareholder becomes aware that any such information has become false or misleading in any material respect. Each Shareholder agrees not to issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement or the transactions contemplated thereby without the prior written consent of Parent, except for filings required under the Exchange Act or such publication or disclosure as may be required by applicable Law, provided, that, to the extent practicable, Parent shall be afforded a reasonable opportunity to review and comment on any such proposed filing, publication or disclosure.

Section 6.3 Further Actions. From time to time, at the reasonable request of Parent and without further consideration, prior to the termination of this Agreement, each Shareholder shall execute and deliver such additional documents and instruments and take all such further action as may be reasonably required to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement.

Section 6.4 Amendments; No Waivers; Remedies.

(a)       Any provision of this Agreement may be amended or waived prior to its Termination, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b)       No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)       Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 6.5 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 6.6 Governing Law. This Agreement and any action (whether at law, in contract or in tort) that may directly or indirectly be based upon, relate to or arise out of this Agreement or any transaction contemplated hereby shall be governed by and construed in accordance with the Laws of the State of Michigan (regardless of the Laws that might be applicable under principles of conflicts of law).

Section 6.7 Jurisdiction. Any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the courts of the State of Michigan sitting in Wayne County or the U.S. District Court for the Eastern District of Michigan if such court has jurisdiction, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party by notice as provided in Section 6.9 shall be deemed effective service of process on such party.

Section 6.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 6.9 Notices. All notices and other communications to any party hereunder shall be in writing and shall be given if delivered personally, by email (which is confirmed by the recipient thereof) or if sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

(a)       if to any Shareholder, to:

Harbert Discovery Fund, LP
2100 Third Avenue North, Suite 600
Birmingham, AL 35203
Attention: Jack Bryant
Email: jbryant@harbertnet

With a copy (which shall not constitute actual or constructive notice) to:

Attention: Kevin McGovern
Email: kmcgovern s harbert.net

(b)       if to Parent, to:

Atlas Copco North America LLC
6 Century Drive, Suite 310

Parsippany, NJ 07054
Attention: President
Email: aaron.prato@atlascopco.com

With a copy (which shall not constitute actual or constructive notice) to:

Pillsbury Winthrop Shaw Pittman LLP
31 West 52nd Street
New York, New York 10019
Attention: Donald G. Kilpatrick, Esq.

Stephen B. Amdur, Esq.

Email: donald.kilpatrick@pillsburylaw.com

stephen.amdur@pillsburylaw.com

or such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 6.10 Entire Agreement. This Agreement (including any exhibits, schedules or annexes hereto) constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement.

Section 6.11 Successors and Assigns. The provisions of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

Section 6.12 Section 6.12 Third-Party Beneficiaries. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder, including any right to rely upon the representations and warranties set forth herein, upon any Person other than the parties hereto and their respective successors and assigns.

Section 6.13 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 6.14 Specific Performance. The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties to this Agreement may be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy at law or in equity, and the parties to this Agreement shall not be required to prove actual damages and hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not assert that a remedy of specific performance is unenforceable or invalid or otherwise oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 6.15 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses whether or not the Merger.

Section 6.16 Obligations Several. The obligations of the Shareholders under this Agreement shall be joint and several.

{Signature Page Follows}

IN WITNESS WHEREOF, Parent and the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

PARENT ATLAS COPCO NORTH AMERICA LLC
By:
Name: Aaron Prato
Title: President

IN WITNESS WHEREOF, Parent and the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

SHAREHOLDERS Harbert Discovery Fund, LP By: Harbert Discovery Fund GP, LLC, its General Partner By: Harbert Management Corporation, its Managing Member
By:
Name: John McCullough Title: Executive Vice President and General Counsel
Harbert Fund Advisors, Inc.
By:
Name: John McCullough
Title: Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC By: Harbert Management Corporation, its Managing Member
By:
Name: John McCullough
Title: Executive Vice President and General Counsel

IN WITNESS WHEREOF, Parent and the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

SHAREHOLDERS Harbert Management Corporation
By:
Name: John McCullough Title: Executive Vice President and General Counsel

IN WITNESS WHEREOF, Parent and the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

SHAREHOLDERS
By:

IN WITNESS WHEREOF, Parent and the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

SHAREHOLDERS
By:
Kenan Lucas

IN WITNESS WHEREOF, Parent and the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

SHAREHOLDERS
By:
Raymond Herbert

Schedule I

Shareholder	Shares Beneficially Owned
Harbert Discovery Fund, LP	987,091
Harbert Discovery Fund GP, LLC	987.091
Harbert Fund Advisors, Inc.	1,026,559
Harbert Management Corporation	1,026,559
Jack Bryant	987,091
Kenan Lucas	987,091
Raymond Harbert	1,026,559